BD 3/4/02

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SEC FILE NUMBER
8- 16536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LFK Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9449 Science Center Drive
(No. and Street)

New Hope	Minnesota	55428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa (763) 504-3070
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helleloid & Swanson
(Name — *if individual, state last, first, middle name*)

5001 West 80th Street, Suite 595	Bloomington	Minnesota	55437
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03/13/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LFK Incorporated, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

PRESIDENT

Title



KELLY A. McDONALD
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LFK INCORPORATED

FINANCIAL STATEMENTS

December 31, 2001

LFK INCORPORATED

TABLE OF CONTENTS

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LFK Incorporated
New Hope, Minnesota

We have audited the accompanying statements of financial condition of LFK Incorporated as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LFK Incorporated at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Helleloid & Swanson

HELLELOID & SWANSON

February 7, 2002

LFK INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$45,430	$ 55,023
Cash deposits with clearing organizations	22,815	23,340
Total cash	68,245	78,363
Commissions receivable	730	1,715
Prepaid expenses	4,271	2,746
Prepaid corporate income tax	173	1,457
Furniture and equipment at cost, less accumulated depreciation of $26,654 and $25,708	1,727	2,672
Securities owned:		
Not readily marketable, at estimated fair value	18,900	18,900
Total assets	$94,046	$105,853

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities		
Accrued commissions	$ 565	$ 1,372
Accounts payable	113	933
Accrued taxes payable	144	190
Note payable - officer	-	16,800
Total liabilities	822	19,295
Stockholders' equity		
Common stock, no par value		
Authorized 2,500 shares		
Issued and outstanding 200 shares	13,500	13,500
Retained earnings	79,724	73,058
Total stockholders' equity	93,224	86,558
Total liabilities and stockholders' equity	$94,046	$105,853

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENTS OF INCOME AND RETAINED EARNINGS

For The Years Ended
December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$656,906	$662,710
Advisory fees	-	3,941
Interest	1,261	2,458
Total revenues	658,167	669,109
Expenses:		
Commissions	433,905	341,867
Salaries	140,735	235,400
Rent	10,299	9,828
Insurance	3,915	4,579
Subscriptions and dues	4,152	4,470
Payroll taxes	13,221	13,852
Professional fees	2,830	3,444
Telephone	4,355	4,202
Office expense	15,566	12,372
Licenses	9,542	9,795
Clearing service fees	6,751	8,577
Consulting service	-	8,000
Depreciation	945	947
Travel and entertainment	2,937	3,087
Other expenses	208	168
Total expenses	649,361	660,588
Net income before income taxes	8,806	8,521
Provision for income taxes	2,140	2,243
Net income	6,666	6,278
Retained earnings, beginning of year	73,058	66,780
Retained earnings, end of year	$ 79,724	$ 73,058

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2001 and 2000

	Total	Common Stock	Retained Earnings
Balance, December 31, 1999	$80,280	$13,500	$66,780
Net income - 2000	6,278		6,278
Balance, December 31, 2000	86,558	13,500	73,058
Net income - 2001	6,666		6,666
Balance, December 31, 2001	$93,224	$13,500	$79,724

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Fees and commissions received	$ 657,891	$ 666,436
Cash paid to suppliers and employees	(651,681)	(655,708)
Interest received	1,261	2,458
Income taxes paid	(789)	(5,966)
Net cash provided by operating activities	6,682	7,220
Cash flows from investing activities:		
Purchase of equipment	-	(2,302)
Stock Warrants of National Association of Security Dealers, Inc.	-	(18,900)
Loan from officer	(16,800)	16,800
Net cash used by investing activities	(16,800)	(4,402)
Net increase (decrease) in cash	(10,118)	2,818
Cash at beginning of year	78,363	75,545
Cash at end of year	$ 68,245	$ 78,363
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 6,666	$ 6,278
Adjustments		
Depreciation	945	947
Decrease (increase) in commissions receivable	985	(215)
Decrease in accrued taxes payable	(46)	(2,164)
Decrease (increase) in prepaid expense and prepaid taxes	(241)	1,119
Increase (decrease) in commissions payable	(807)	322
Increase (decrease) in accounts payable	(820)	933
Total adjustments	16	942
Net cash provided by operating activities	$ 6,682	$ 7,220

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2001 and 2000

1. Nature of Business

LFK Incorporated is a securities broker/dealer. The Company is registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and The Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation - The Company's furniture and equipment is depreciated using primarily a straight line method using an estimated useful life of five years.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2001 and 2000, the Company had net capital of $65,871 and $60,783 and required net capital of $25,000.

4. Exemption - SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2001 and 2000. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

6. Lease Commitment

The Company moved its offices from St. Louis Park, Minnesota to New Hope, Minnesota effective January 1, 2002. The Company is subleasing space on a month to month basis at a rate of $1,000 per month.

For The Years Ended
December 31, 2001 and 2000

7. Income Taxes

Income taxes are as follows:

	2001	2000
Federal tax	$1,177	$1,108
Minnesota tax	963	1,135
	$2,140	$2,243

8. Related Party Transaction

The Company subleases its space from a company that is 50% owned by the sole shareholder of LFK Incorporated.

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
LFK Incorporated
New Hope, Minnesota

We have audited the accompanying financial statements of LFK Incorporated as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helleloid & Swanson

HELLELOID & SWANSON

February 7, 2002

LFK INCORPORATED

COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of The Securities and Exchange Commission

December 31, 2001

Net Capital		
Total stockholders' equity		$93,224
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 4,444	
Furniture and equipment	1,727	
Securities not readily marketable	18,900	
10% of cash deposits with clearing organizations	2,282	
Total		27,353
Adjusted net capital		$65,871

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$65,871
Minimum net capital required:		
Dollar minimum	$25,000	
6 2/3% of aggregate indebtedness	55	
Greater of above		25,000
Excess net capital		$40,871

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from Statement of Financial Condition	$ 822
Percentage of aggregate indebtedness to net capital	1.2%

LFK INCORPORATED

RECONCILIATION BETWEEN THE COMPUTATION FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5

December 31, 2001

	Net Capital	Aggregate Indebtedness
Total per Form X-17A-5	$66,051	$ 642
Adjustments:		
Corporate income taxes	(67)	67
Accounts payable adjustment	(113)	113
Total per this report	$65,871	$ 822

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
LFK Incorporated
New Hope, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of LFK Incorporated, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helleloid & Swanson

HELLELOID & SWANSON

February 7, 2002